Exhibit 99.1

For Immediate Release
July 18, 2002

SAP Reports Second Quarter and Half Year Results for 2002

Revenues Total €1.78 billion for Second Quarter; Global Market Share Increases;
New Full Year Guidance; Operating Margin Outlook Confirmed

     NEW YORK/WALLDORF — July 18, 2002 — SAP AG (NYSE: SAP) today announced its results for the second quarter and half year ended June 30, 2002. SAP announced preliminary results for the second quarter 2002 on July 11, 2002. In the second quarter of 2002, revenues declined 4% over the same period last year to €1.78 billion (2001: €1.85 billion). At constant currencies revenues would have been unchanged compared to second quarter 2001. Second quarter 2002 operating income, before charges for stock-based compensation programs (STAR and LTI) and acquisition related costs, amounted to €324 million (2001: €424 million). Respective operating margin was 18% (2001: 23%). Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were €377 million (2001: €450 million). Net income for the second quarter 2002 excluding acquisition charges and other impairment costs of minority investments (including Commerce One) declined 25% to €175 million (2001: €233 million) and respective earnings per share for the quarter were €0.56 (2001: € 0.75).

     In the quarter, revenues in the Europe, Middle East and Africa (EMEA) region increased 1% to €976 million (2001: €962 million) with revenues in the Asia-Pacific region (APA) down 5% to €209 million (2001: €220 million). Revenues in the Americas region declined 12% to €593 million (2001: €671 million); at constant currency rates, however, revenues in the Americas

SAP Reports Second Quarter and Half Year Results for 2002	Page 2

     would have declined 4%. Product revenues in the second quarter were €1.09 billion (2001: €1.16 billion). License revenues were €496 million (2001: €646 million). Consulting and training revenues were €545 million (2001: €529 million) and €115 million (2001: €127 million), respectively. The number of full-time equivalent employees at June 30, 2002, was 29,354, an increase of 1% since March 31, 2002. In the second quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly €101 million, down 3% from 2001 (€104 million). mySAP SCM (Supply Chain Management) related revenues totaled around €104 million, down 31% from 2001 (€150 million). These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

     “In this trying environment, SAP continues to build long-term client relationships and create market-leading software solutions,” commented Henning Kagermann, Co-Chairman and CEO of SAP AG. “We will continue to improve the way we do business to reflect the new market realities we encounter on a daily basis.”

Half Year Results

     For the first half, sales increased 2% over 2001 to €3.44 billion (2001: €3.38 billion). Operating income before charges for stock based compensation and acquisition related charges was €561 million (2001: €657 million). License revenues for the first half of 2002 declined 19% to €898 million (2001: €1.1 billion). Consulting revenues were €1.08 billion (2001: €987 million) and training revenues were €225 million (2001: €236 million). In the first half, sales in the APA region were down 1% to €394 million (2001: €398 million), in the EMEA region,

SAP Reports Second Quarter and Half Year Results for 2002	Page 3

revenues increased 6% to €1.86 billion (2001: €1.76 billion) and in the Americas, revenues declined 3% to €1.18 billion (2001: €1.22 billion).

     “While today’s economic situation continues to challenge our sales efforts, we were pleased to pick-up market share in the first half of 2002,” said Hasso Plattner, Co-Chairman and CEO, SAP AG. “Our ongoing product development and R & D efforts will enable us to continue this trend, as customers and the market recognize the value of SAP’s solutions.”

Write-down of Minority Investments

     In line with US GAAP, the Company also recorded in the second quarter charges reflecting the impairment of certain minority investments, mostly related to its 20% investment in Commerce One. These charges are non-recurring and non-cash and totaled €409 million, of which €315 million relates to SAP’s investment in Commerce One. The impact of these charges, which are mostly not tax-deductible, resulted in a reported net loss in the second quarter 2002 of €232 million.

     As a result of its Commerce One investment, SAP has in previous quarters recorded a portion of Commerce One’s net losses in the income statements. Due to the impairment charge, the risks of further losses from the Commerce One investment are limited to the investment’s book value of approximately €22 million. The SAP/Commerce One strategic partnership is not affected by the impairment.

Full Year Guidance

     In a press release issued on July 11, SAP restated its full year guidance for 2002 based on the preliminary second quarter 2002 results. SAP now expects full year 2002 revenues to grow

SAP Reports Second Quarter and Half Year Results for 2002	Page 4

by 5 to 10% year-on-year. Assuming modest market improvements, the sales pipeline looks as it could lead to 10% revenue growth this year. With today’s market conditions, the ongoing customer commitments should enable the Company to deliver around 5% revenue growth. The Company’s margin expectation remains unchanged. SAP anticipates its operating margin excluding stock-based compensation and acquisition related charges to improve at least one percentage point over the 20% achieved in 2001.

Second Quarter Highlights

•	SAP extends its position as the world’s leading provider of e-business software solutions. Key contracts in the second quarter include Burger King, City of San Antonio, Textron, and Wrigley, in the Americas; in EMEA Continental, Nordea, Swedish Posten, and UBS; and in Asia/Pacific BHP Biliton, China Resources, Matshushita Electric, and Olympus Optical among others.

•	SAP held its international e-business conference, SAPPHIRE ’02, in Orlando, attracting more than 8,500 attendees. SAP unveiled several key technology initiatives that help companies leverage existing investments in people, systems, and applications, across heterogeneous technology environments. More than 60 SAP customers, ranging from the world’s largest global corporations to small and mid-sized businesses, delivered presentations demonstrating how they leverage their SAP investments to solve real-world business problems.

•	SAP launched a new breed of applications called cross applications (xApps), which build on existing applications within and across enterprise boundaries, extending value by

SAP Reports Second Quarter and Half Year Results for 2002	Page 5

delivering adaptable cross-functional business processes. The first xApp to be shipped is Resource and Program Management (RPM), which spans independent enterprise functions such as ERP, CRM, HR, PLM and Financials in order to gain better visibility of project costs, staffing and schedules to facilitate quicker decision making and complex project deployment.

•	Delivering on its strategy to serve small and mid-sized businesses (SMBs), SAP announced the availability of an expanded portfolio of smart business solutions for the market. SAP’s solutions for SMBs, to be offered under the names mySAP All-in-One and SAP Business One, serve the information technology needs of SMBs, regardless of the size or sophistication of the company’s IT investments.

•	SAP held its Annual General Meeting in May. All items proposed by the Supervisory Board and Executive Board were approved at the meeting by more than 97 percent of the represented voting capital. A dividend in the amount of €0.58 per ordinary share was paid to SAP shareholders. Pekka Ala-Pietilä, President of Nokia Corporation, Finland, and August-Wilhelm Scheer, Chairman of the Supervisory Board of IDS Scheer AG, were elected as new shareholder representatives on the Supervisory Board.

Presentation / Conference Call / Webcast

     SAP senior management will host a press conference in New York today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific), followed by an investor conference at 6:00 PM (CET) / 5:00 PM (GMT) / 12:00 PM (Eastern) / 9:00 AM (Pacific). Both conferences will be web cast live at http://www.sap.com/investor and will be available for replay

SAP Reports Second Quarter and Half Year Results for 2002	Page 6

purposes as well. Slides related to today’s announcement will be used during the conference and are also available on the SAP website.

Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	2Q 2002	2Q 2001	Change	% Change

Total	1,778	1,853	-75	-4

- at constant currency rates				0

EMEA	976	962	14	1

- at constant currency rates				2

Asia Pacific	209	220	-11	-5

- at constant currency rates				1

Americas	593	671	-78	-12

- at constant currency rates				-4

Key figures at a glance (in € millions)
SAP Group

	2Q 2002	2Q 2001	Change	% Change

Revenues	1,778	1,853	-75	-4

License revenues	496	646	-150	-23

Income before taxes	-107	264	-371	-140

Net income	-232	116	-348	-300

Headcount (June 30)	29,354	26,774	2,580	10

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,000 companies in over 120 countries run more than 50,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Reports Second Quarter and Half Year Results for 2002	Page 7

Copyright © 2002 SAP AG
 SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
 Other product or service names mentioned herein are the trademarks of their respective owners.

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 160 360 3229, laurie.doyle.kelly@sap.com, EDT
Markus Berner, +49 160 889 6462, markus.berner@sap.com, EDT

For more information, financial community only:
Gundolf Moritz, +49 (6227) 7-41551, investor@sap.com, CET
Stefan Gruber, +1 (212) 653-9821, stefan.gruber@sap.com, EDT
Jim Prout, Taylor Rafferty, +1 (212) 889-4350, sap@taylor-rafferty.com, EDT

(Tables to follow)

SAP Reports Second Quarter and Half Year Results for 2002	Page 8

Consolidated Income Statements — 2nd Quarter
SAP Group (in € millions)

	2002	2001	Change

Software revenue	496	646	-23%
Maintenance revenue	595	515	16%
Product revenue	1,091	1,161	-6%
Consulting revenue	545	529	3%
Training revenue	115	127	-9%
Service revenue	660	656	1%
Other revenue	27	36	-25%

Total revenue	1,778	1,853	-4%

Cost of product	-205	-189	8%
Cost of service	-480	-468	3%
Research and development	-231	-230	0%
Sales and marketing	-438	-480	-9%
General and administration	-96	-96	0%
Other income/expenses, net	-8	-17	-53%

Total operating expense	-1,458	-1,480	-1%

Operating income	320	373	-14%

Other non-operating income/ expenses, net	28	-34	183%
Financial income, net	-455	-75	507%

Income before income taxes	-107	264	-140%

Income taxes	-125	-145	-14%
Minority interest	0	-3	100%

Net income	-232	116	-300%

Basic earnings per share (in €)	-0.74	0.37	-300%

SAP Reports Second Quarter and Half Year Results for 2002	Page 9

Consolidated Income Statements — 2nd Quarter
SAP Group (in € millions)

Additional Information

	2002	2001	Change

Operating Income	320	373	-14%
Depreciation & Amortization	57	71	-20%
In-Process R&D	0	6	-100%

EBITDA	377	450	-16%
as a % of Sales	21%	24%

Operating Income	320	373	-14%
Total Stock Based Compensation	-3	31	-110%
Top Tier Acquisition costs	7	20	-65%

Operating Income excluding Stock Based Compensation and Top Tier acquisition costs	324	424	-24%
as a % of Sales	18%	23%

Commerce One impact on finance income	-315	-90	250%

Income before income taxes	-107	264	-140%

Income taxes	125	145	-14%
Effective Tax Rate	n/a	55%

Tax impact of Top Tier, Commerce One and others in Percentage Points	n/a	16%

Adjusted Tax Rate	43%	39%

Net income excluding acquisition cost of Top Tier & Commerce One	87	223	-61%

EPS excluding acquisition cost of Top Tier & Commerce One (in €)	0.28	0.71	-61%

Impact of impairment of minority interests on finance income (excl. Commerce One)	-94	-12	683%

Net income excluding acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest	175	233	-25%

EPS excluding acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest (in €)	0.56	0.75	-25%

SAP Reports Second Quarter and Half Year Results for 2002	Page 10

Consolidated Income Statements — 1st Half
SAP Group (in € millions)

	2002	2001	Change

Software revenue	898	1,104	-19%
Maintenance revenue	1,192	1,000	19%
Product revenue	2,090	2,104	-1%
Consulting revenue	1,084	987	10%
Training revenue	225	236	-5%
Service revenue	1,309	1,223	7%
Other revenue	37	50	-26%

Total revenue	3,436	3,377	2%

Cost of product	-426	-386	10%
Cost of service	-990	-924	7%
Research and development	-453	-436	4%
Sales and marketing	-840	-845	-1%
General and administration	-211	-182	16%
Other income/expenses, net	-10	-25	-60%

Total operating expense	-2,930	-2,798	5%

Operating income	506	579	-13%

Other non-operating income/ expenses, net	28	-29	197%
Financial income, net	-514	-100	414%

Income before income taxes	20	450	-96%

Income taxes	-185	-219	-16%
Minority interest	-2	-6	-67%

Net income	-167	225	-174%

Basic earnings per share (in €)	-0.53	0.71	-175%

SAP Reports Second Quarter and Half Year Results for 2002	Page 11

Consolidated Income Statements — 1st Half
SAP Group (in € millions)

Additional Information

	2002	2001	Change

Operating Income	506	579	-13%
Depreciation & Amortization	111	124	-10%
In-Process R&D	0	6	-100%

EBITDA	617	709	-13%
as a % of Sales	18%	21%

Operating Income	506	579	-13%
Total Stock Based Compensation	42	58	-28%
TopTier acquisition costs	13	20	-35%

Operating Income excluding Stock Based Compensation and TopTier acquisition costs	561	657	-15%
as a % of Sales	16%	19%

Commerce One impact on finance income	-367	-98	274%

Income before income taxes	20	450	-96%

Income taxes	185	219	-16%

Effective Tax Rate	n/a	49%

Tax impact of Top Tier, Commerce One and others in Percentage Points	n/a	10%

Adjusted Tax Rate	39%	39%

Net income excluding acquisition cost of Top Tier & Commerce One	208	340	-39%

EPS excluding acquisition cost of Top Tier & Commerce One (in €)	0.66	1.08	-39%

SAP Reports Second Quarter and Half Year Results for 2002	Page 12

Consolidated Balance Sheet
SAP Group (in € millions)

ASSETS

	06/30/2002	12/31/2001	Change

Intangible assets	454	500	-9%
Property, plant and equipment	992	997	-1%
Financial assets	208	707	-71%

FIXED ASSETS	1,654	2,204	-25%
Inventories/Accounts receivables	2,154	2,394	-10%
Liquid assets/Marketable securities	1,056	964	10%

CURRENT ASSETS	3,210	3,358	-4%
DEFERRED TAXES	465	480	-3%
PREPAID EXPENSES	181	154	18%

TOTAL ASSETS	5,510	6,196	-11%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	06/30/2002	12/31/2001	Change

SHAREHOLDERS’ EQUITY	2,399	3,110	-23%
MINORITY INTEREST	64	63	2%
RESERVES AND ACCRUED LIABILITIES	1,177	1,428	-18%
OTHER LIABILITIES	1,029	1,218	-16%
DEFERRED INCOME	841	377	123%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,510	6,196	-11%

Days Sales Outstanding	93	94